CHINA HEALTH CARE CORPORATION
T PLAZA CENTER, SUITE 400,
15950 NORTH DALLAS PARKWAY,
DALLAS, TX 75249

BY FAX AND EDGAR
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	Gary Newberry, Division of Corporate Finance

Dear Sirs/Mesdames:

Re:	China Health Care Corporation
Form 10-K for Fiscal Year Ended May 31,
2008
File No. 333-127016
Filed August 29, 2008

In connection with your comment letter dated September 30, 2008, China Health Care Corporation (the “Company”) acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHINA HEALTH CARE CORPORATION

Per: /s/ Edwin Chan